UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 29, 2011

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   ANGLOGOLD ASHANTI PUBLISHES ITS SUITE OF 2010 ANNUAL REPORTS



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

29 March 2011

ANGLOGOLD ASHANTI PUBLISHES ITS SUITE OF 2010 ANNUAL REPORTS

AngloGold Ashanti is pleased to announce that it has today, Tuesday, 29 March 2011, published the group's complete suite of reports for the financial year ended 31 December 2010. The posting to shareholders of the Annual Review commenced today.

The annual financial statements forming part of this report contain no material modifications to the results for the year ended 31 December 2010 which were published on 17 February 2011. Ernst & Young audited the annual financial statements and their unqualified report is available for inspection at the registered office of the company.

The Annual General Meeting of the company will be held at The Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, on Wednesday, 11 May 2011, at 11:00 (SA time) to transact the business as stated in the notice of the annual general meeting.

AngloGold Ashanti's suite of 2010 annual reports includes:
- Annual Financial Statements 2010
- Mineral Resource and Ore Reserve Report 2010
- Sustainability Report 2010
- Annual Review 2010
- Notice of Annual General Meeting

These reports and documents communicate all relevant aspects of AngloGold Ashanti's operating, sustainability and financial performance for the 2010 financial year, from 1 January 2010 to 31 December 2010 and are available at www.aga-reports.com

ENDS

<u>**Contacts**</u>

	Tel:			E-mail:
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Mike Bedford (Investors)	+27 (0) 11 637 6273	/	+27 (0) 82 3748820	mbedford@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303 / +27 (0) 82 330 9628/		+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 29, 2011

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary